Computation of Ratio of Earnings to Fixed Charges (in thousands)

	Three months ended March 31,			Year ended December 31,
	2006	2005	2004	2003	2002	2001
Earnings:
Pre-tax earnings from continuing operations before adjustments	$38,084	$162,859	$89,518	$36,968	$36,327	$25,694
Fixed Charges	2,265	6,048	2,067	1,414	1,042	3,719
Capitalized interest	(688)	-	-	-	-	-
Total Earnings	$39,661	$168,907	$91,585	$38,382	$37,369	$29,413

Fixed Charges:
Interest Expense	$1,577	$6,048	$2,067	$1,414	$1,042	$3,719
Capitalized Interest	688	-	-	-	-	-
Total Fixed Charges	$2,265	$6,048	$2,067	$1,414	$1,042	$3,719

Ratio of Earnings to Fixed Charges	18.51	28.93	45.31	28.14	36.86	8.91